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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(Cusip Number)

January 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 115637-10-0

1.	Names of reporting persons		Sandra Anne Frazier
	S.S. or I.R.S. Identification Nos. of above persons		###-##-####

2.	Check the appropriate box if a member of a group (see instructions)		(a)
			(b)

3.	SEC use only

4.	Citizenship or Place of Organization		United States of America

Number of shares beneficially owned by each reporting person with:
	5.	Sole voting power	6,728

	6.	Shared voting power	2,116,314

	7.	Sole dispositive power	6,728

	8.	Shared dispositive power	2,116,314

9.	Aggregate amount beneficially owned by each reporting person		2,123,042

10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions).		N/A

11.	Percent of class represented by amount in Row (9)		7.47%

12.	Type of reporting person (see instructions)		IN

Item 1.

Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Item 2.

a)	Name: Sandra Anne Frazier

b)	Principal Business address: 424 Pennington Lane Louisville, Kentucky 40207

c)	United States of America

d)	Brown-Forman Corporation Class A Common Stock

e)	0115637-10-0

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d- 1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     The amount of shares beneficially owned by the undersigned as of January 1, 2004, is as follows:

		Aggregate
		Number

(a)	Beneficially Owned	2,123,042
(b)	Percent of Class	7.47%
(c)	Sole Voting Power	6,728
	Shared Voting Power	2,116,314
	Sole Disposition Power	6,728
	Shared Disposition Power	2,116,314

     The undersigned is filing Schedule 13G rather than an amendment to Schedule 13D because she is the beneficial owner of less than 20% of Brown-Forman Corporation Class A (voting) common stock.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The undersigned, as a member of the Advisory Committee to a trust created by her grandmother, Amelia Brown Frazier, shares voting and disposal powers over 2,116,314 shares of Brown-Forman Corporation Class A common stock. The two other Advisory Committee members are Robinson S. Brown, Jr., 5208 Avish Lane, Louisville, Kentucky 40027, retired, former Chairman of the Board of Brown-Forman Corporation, and Owsley B. Frazier, Brown-Forman Corporation, 4938 Brownsboro Road, Suite 200, Louisville, Kentucky 40222, retired, former Vice Chairman, Brown-Forman Corporation. Neither Mr. Brown nor Ms. Frazier has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both Mr. Brown and Mr. Frazier are United States citizens.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

/s/ Sandra Anne Frazier

Sandra Anne Frazier